UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 18 December 2018
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors:
C A Carolus (Chair), N J Holland ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani# , P J Bacchus* , T P Goodlace, C E
Letton^, P Mahanyele, R P Menell, S P Reid^, Y G H Suleman
^Australian, * British, # Ghanaian, ** Executive Director
Company Secretary: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax  +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile     +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile     +27 72 493 5170
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile     +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A   R E L E A S E

South Deep and NUM reach agreement to end
strike action
Johannesburg, 18 December 2018: Gold Fields Limited (Gold
Fields) (JSE, NYSE: GFI) is pleased to announced that it has reached agreement with the National Union of Mineworkers (NUM) to officially end the 45-day strike at its South Deep mine in South Africa.

Employees have been returning to work since last Thursday (13
December 2018) when the NUM called off the strike, but the formal settlement agreement to end the strike was only signed today after a mass meeting held by the NUM.

In terms of the agreement, the retrenchments of 1,082 employees will go ahead, with most of these retrenchments having already been processed. Retrenched employees have been offered portable skills training to assist in their future job searches.
To alleviate the financial burden of employees who where on the 'no-
work no-pay' strike. South Deep has agreed to deduct the lost earnings over four months and to pay all non-management employees an ex-gratia payment of 20% of basic pay should they have returned to work by the 15 December 2018. They can also earn back part of their lost earnings if monthly gold production targets are exceeded in
January and February next year.

In the interest of the long-term operational and financial sustainability of South Deep, the two parties have also agreed to:
•  Renegotiate and modernise the collective and other
agreements, which govern the working relationship between
the two parties.
•   A facilitated relationship building programme to address the difficult relationship between the NUM branch leadership and management.
Gold Fields' embarked on a business restructuring and Section 189 retrenchment process at South Deep in mid-August 2018 in response to continued high financial losses of around R100m a month.

The NUM branch at South Deep commenced its strike action on 2
November 2018 to protest the retrenchments and used violence and intimidation to illegally block access to the mine. This prevented South

Deep from starting production, though critical essential services were maintained during the strike. The mine experienced a cash burn of around R6m per day.
"With the strike over and our cost base adjusted to the reduced operating footprint and output, we believe that we are well positioned to put South Deep on a sustainable road to recover and significantly reduce our monthly cash losses at the mine said Gold Fields CEO Nick Holland. We now need to put this difficult period behind us and work together to build a sustainable future for our employees, our communities, our shareholders and other stakeholders."

Production is expected to build-up gradually from now on with the mine set to run production during the
Christmas/New Year break. In the meantime, the mine is ensuring that all safe start-up operating processes have been completed.
Detailed mine planning is currently under way and once the full impact of the mine planning exercise and restructuring are complete, we expect to provide guidance for 2019 with our 2018 financial results release in February 2019 Holland said.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com
Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana, Peru and South Africa, and a total attributable annual gold-equivalent production of approximately 2.2 million ounces. It has attributable gold Mineral Reserves of around 49 million ounces and gold Mineral Resources of around 104 million ounces. Attributable copper Mineral Reserves total 764 million pounds and
Mineral Resources 4,881 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 18 December 2018
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer